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SEC FILE NUMBER
8-68739

SEC Mail Processing
FEB 29 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FOCUS

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bayridge Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Montgomery Street, 6th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kareem Jaber	415-248-2218	kjaber@btig.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO Cayman Ltd.
(Name – if individual, state last, first, and middle name)

P. O. Box 31118, Governor	Grand Cayman	CI	KY-1-12(
(Address)	(City)	(State)	(Zip Code)

02/24/2009	2162
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kareem Jaber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayridge Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

* See Attached Jurat Certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 24, by Kareem Izziddin Jaber ________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARIA MONICA HAMILTON
Notary Public - California
San Francisco County
Commission # 2403042
My Comm. Expires May 4, 2026

(Seal) Signature Maria Monica Hamilton

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Member and Officers
Bayridge Securities, LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayridge Securities, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2023 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

Report of Independent Registered Public Accounting Firm (continued)

Supplemental Information (continued)

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2023 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO

We have served as the Company's auditor since 2013.

Grand Cayman, Cayman Islands

February 28, 2024

Bayridge Securities, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash and cash equivalents	$ 166,415
Receivables from clearing broker	11,166
Other assets	7,015
Total assets	$ 184,596

Liabilities and Member's Equity

Liabilities:	
Accounts payable and other accrued expenses	$ 32,305
Total liabilities	32,305
Member's equity	152,291
Total liabilities and member's equity	$ 184,596

See notes to the financial statements

Bayridge Securities, LLC
Statement of Operations
For the Year Ended December 31, 2023

Expenses	
Compensation and benefits	$ 3,342
Professional fees	33,498
Occupancy, equipment and communication	4,592
Office and other expenses	28,385
Total expenses	69,817
Net loss	$ (69,817)

See notes to the financial statements

Bayridge Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Member's Equity — Balance, December 31, 2022	$ 122,108
Contribution	100,000
Net loss	(69,817)
Member's Equity — Balance, December 31, 2023	$ 152,291

See notes to the financial statements

Bayridge Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net loss	$ (69,817)
Adjustments to reconcile net loss to net cash used in operating activities — (Increase) decrease in operating assets and liabilities:	
Receivables from clearing broker	(528)
Other assets	(574)
Accounts payable and other accrued expenses	6,155
Net cash used in operating activities	(64,764)
Cash Flows from Financing Activities:	
Contribution	100,000
Net cash provided by financing activities	100,000
Net increase in cash and cash equivalents	35,236
Cash and cash equivalents — Beginning of year	131,179
Cash and cash equivalents — End of year	$ 166,415

See notes to the financial statements

1. Nature of Business

Bayridge Securities, LLC (the "Company") is a wholly owned subsidiary of Condor Trading, LP (the "Parent"). The Company was formed in October 2010, but did not commence operations until 2011. The Company received approval to operate and conduct business as a broker dealer in September 2011, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In prior year(s), the Company's operations consisted primarily of providing placement agent services to publicly traded companies. There were no such types of services provided in the year ended December 31, 2023. The Company does not carry securities accounts for its customers.

2. Summary of Significant Accounting Policies

Basis of Presentation — The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the Company's financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes. All of the Company's income and losses are reportable by the member. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by its member the Company does not record a provision for income taxes and has no uncertain tax positions.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

At December 31, 2023, the Company's net capital was $145,276, which was $140,276 in excess of its minimum requirement of $5,000, pursuant to the requirements of the Rule. The Company's aggregate indebtedness to net capital ratio was 0.22 to 1.

4. Receivables From Clearing Broker

Receivables from the Company's clearing broker, Goldman Sachs Execution and Clearing L.P., ("Clearing Broker"), is pursuant to the clearance agreement in effect. At December 31, 2023, the Company's receivables from its Clearing Broker is $11,166, and is entirely maintained as a clearing deposit.

5. Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk

The Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations.

For the year ended December 31, 2023, the Company did not record any losses with respect to off-balance sheet items.

6. Concentration of Credit Risk

The majority of the Company's cash and cash equivalents are held at a single financial institution in a non-interest bearing account. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's management does not believe the credit risk associated with its cash and cash equivalents is significant due to the financial stability of the financial institution.

7. Related-Party Transactions

In 2011, the Company entered into an expense sharing and personnel allocation agreement (the "Agreement") as amended from time to time with the Parent and its affiliated broker dealer, BTIG, LLC ("BTIG"). The Parent or BTIG purchases fixed assets, pays operating expenses or allocates personnel costs to the Company. There are no payables to affiliates at December 31, 2023. Pursuant to the Agreement, for the year ended December 31, 2023 the Company was charged approximately $22,000 for personnel costs and $6,000 for use of assets, which are included in office and other expenses in the Statement of Operations.

8. SEC Rule 15c3-3

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(ii) exemptive provision.

* * * * * *

BAYRIDGE SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

Computation of Net Capital

Member's equity	$ 152,291
Less Non-allowable Assets	
Other assets	(7,015)
Net Capital	$ 145,276

Aggregate Indebtedness

Accounts payable and other accrued expenses	$ 32,305
Total aggregate indebtedness	$ 32,305

Computation of Basic Net Capital Requirement

Minimum net capital, the greater of $5,000 or 6 2/3 % of aggregate indebtedness	$ 5,000
Capital in excess of minimum requirement	$ 140,276
Ratio of aggregate indebtedness to net capital	0.22 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2023.

BAYRIDGE SECURITIES, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(ii) exemptive provision.

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Member and Officers
Bayridge Securities, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Bayridge Securities, LLC's Exemption Report, in which (1) Bayridge Securities, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Bayridge Securities, LLC claimed an exemption from Rule 15c3-3*(k)(2)(ii)* (the "exemption provision") and (2) Bayridge Securities, LLC stated that Bayridge Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Bayridge Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayridge Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO

Grand Cayman, Cayman Islands

February 28, 2024

Bayridge Securities, LLC
Exemption Report

Bayridge Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 CFR § 240.17a-5(d)(1) and (4).

(1) The Company claimed an exemption from 17 CFR § 240.15c3-3 under the following provisions of 17 CFR § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 CFR § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Kareem Jaber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Financial Officer

Date: Feb 28, 2024

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Member and Officers
Bayridge Securities, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Bayridge Securities, LLC's Exemption Report, in which (1) Bayridge Securities, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Bayridge Securities, LLC claimed an exemption from Rule 15c3-3*(k)(2)(ii)* (the "exemption provision") and (2) Bayridge Securities, LLC stated that Bayridge Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Bayridge Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayridge Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO

Grand Cayman, Cayman Islands

February 28, 2024

Bayridge Securities, LLC
Exemption Report

Bayridge Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 CFR § 240.17a-5(d)(1) and (4).

(1) The Company claimed an exemption from 17 CFR § 240.15c3-3 under the following provisions of 17 CFR § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 CFR § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Kareem Jaber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: Chief Financial Officer

Date: Feb 28, 2024